

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

Mr. Michael Tarutis, Esq.
ZenVault Medical Corporation
450 Happy Canyon Road
Castle Rock, CO 80108

> **Re:** **ZenVault Medical Corporation**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed March 4, 2011**
> **File No. 024-10291**

Dear Mr. Tarutis:

We have reviewed your amendment to your Offering Statement on Form 1-A, filed March 4, 2011, and note that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the offering statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

In this regard, we note the following:

- It appears that your offering statement does not include statements of income, cash flows, other stockholders equity, and a complete set of relevant footnote disclosures to accompany your financial statements, as required by Part F/S of Form 1-A.
- We note the statement accompanying the filing that you "omit substantially all of the disclosures required by generally accepted accounting principles." It is unclear why you believe this complies with the filing requirements.

If you were to request acceleration of the qualification date of the offering statement in its present form, we would likely recommend that the Commission deny your request. We suggest that your consider filing a substantive amendment, which shall include the amended and complete offering statement and requisite number of copies, to correct the deficiencies.

You may contact Erin Wilson at (202) 551-6047 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director